Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JANUARY 31, 2013

DATE, TIME AND PLACE: On January 31, 2013 at 11:30 at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of Board members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.         To register the receipt of the letter of resignation presented today by the Executive Director SÉRGIO RIBEIRO DA COSTA WERLANG.

2.         To elect to the position of Executive Director to replace Sérgio Ribeiro da Costa Werlang, EDUARDO MAZZILLI DE VASSIMON, Brazilian, married, business administrator, bearer of ID SSP/SP 9.539.448, enrolled in the tax register (CPF) under  033.540.748-09, domiciled in the city and state of São Paulo (SP) at Av. Pedroso de Morais, 1.619, suite 710, CEP 05419-001, for the remainder of the current annual term of office with duration until the investiture of those elected at the meeting of the Board of Directors which succeeds the  2013 Annual General Meeting.

3.         Pursuant to the National Monetary Council (“CMN”), to attribute to the Executive Director, Eduardo Mazzili de Vassimon the following responsibilities, given that, until the date of his investiture in the position, the following functions shall be attributed on a temporary basis:

-	Management of Market Risk (CMN Resolution 3.464/07) – under the responsibility of the Officer, Robert George Stribling;
-	Management of Credit Risk (CMN Resolution 3.721/09) – under the responsibility of the Officer, Ana Tereza de Lima e Silva Prandini.

4.         To elect to the position as member of the Audit Committee, GERALDO TRAVAGLIA FILHO, Brazilian, married, business administrator, bearer of ID SSP/SP 3.166.619, enrolled in the tax register (CPF) under number 573.620.338-34, domiciled in the city and state of São Paulo at Rua Laplace, 919, CEP 04622-001, also until the termination of the current annual term of office.

5.         To register that those elected (i) have presented substantiating documents for meeting the preliminary conditions of eligibility pursuant to Law 6.404/76 and the prevailing regulations of the Central Bank of Brazil, the National Monetary Council and the Brazilian Securities and Exchange Commission; and (ii) will take up their positions as soon as the elections are ratified by the Central Bank of Brazil.

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP), January 31, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Presidents; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer